FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No 1	Director/PDMR Shareholding dated 8 December 2010
Exhibit No 2	Blocklisting Six Monthly Return dated 15 December 2010
Exhibit No 3	Block Listing Application dated 15 December 2010
Exhibit No 4	Director/PDMR Shareholding dated 16 December 2010
Exhibit No 5	Director/PDMR Shareholding dated 20 December 2010
Exhibit No 6	Publication of Prospectus dated 31 December 2010
Exhibit No 7	Publication of Prospectus dated 31 December 2010
Exhibit No 8	Total Voting Rights dated 31 December 2010

Exhibit No 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.3
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1. Name of the issuer
The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director
Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired
298

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0000005%

11. Number of shares, debentures or financial instruments relating to shares disposed
-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
-

13. Price per share or value of transaction
£0.4193

14. Date and place of transaction
7 December 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
23,956 shares     0.00004%

16. Date issuer informed of transaction
7 December 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
-

23. Any additional information
-

24. Name of contact and telephone number for queries
Aileen Taylor, Group Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification
Aileen Taylor, Group Secretary

Date of notification
8 December 2010

Exhibit No 2

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1997 Sharesave Scheme

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

68,179,204

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

68,179,204

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
25,639,176 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
50,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

53,420,571

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

53,420,571

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001
6,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004
15,934,790 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
30,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The 1999 NatWest Group Sharesave Scheme

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,403,971

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

6,403,971

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001 4,269,314 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

National Westminster Bank Group 1994 Executive Share Option Scheme

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,826,990

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,826,990

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001 2,097,192 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Option 2000 Scheme

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

13,694,400

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

13,694,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004 9,129,600 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Employee Share Ownership Plan

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

34,367,742

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

34,367,742

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003
10,458,920 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue
30,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

743,838

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

743,838

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 495,892 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

644,769

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

644,769

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 429,846 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

735,654

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

735,654

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 490,436 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

692,652

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

692,652

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004 461,768 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Medium-term Performance Plan

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,432,742

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,432,742

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 25p each - Block Listing granted 17 February 2004 1,807,888 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Sharesave Plan

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

69,999,777

5. Number of shares issued / allotted under scheme during period:

1,209,086

6. Balance under scheme not yet issued / allotted at end of period

68,790,691

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

70,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,000,000

5. Number of shares issued / allotted under scheme during period:

202,492

6. Balance under scheme not yet issued / allotted at end of period

4,797,508

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:          Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan

3. Period of return:

From	1 April 2010	To	30 September 2010

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

20,000,000

5. Number of shares issued / allotted under scheme during period:

398,935

6. Balance under scheme not yet issued / allotted at end of period

19,601,065

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

57,969,590,319

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Ground Floor, Business House G Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Deputy Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No 3

The Royal Bank of Scotland Group plc
Employee Share Plans

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the UK Listing Authority for a new block listing of 300,000,000 ordinary shares of 25 pence each. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the following employee share plans:

(i) The Royal Bank of Scotland Group plc 2007 Sharesave Plan;

(ii) The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan;

(iii) The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan;

(iv) The Royal Bank of Scotland Group plc Medium-term Performance Plan;

(v) The Royal Bank of Scotland Group plc 2010 Long-term Incentive Plan; and

(vi) The Royal Bank of Scotland Group plc 2010 Deferral Plan.

Participants in these employee share plans have or will become entitled to these new shares following the exercise of share options or allocation of share awards. The shares will rank equally with the existing ordinary shares of the Company. Application has been made for the 300,000,000 new shares to be admitted to the Official List and approval of the block listing application is expected on 16 December 2010.

Contact for queries:

Mr Peter Helmn
The Royal Bank of Scotland Group plc
Ground Floor, Business House G
Gogarburn, PO Box 1000
Edinburgh
EH12 1HQ

Exhibit No 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
i

3. Name of person discharging managerial responsibilities/director
Brendan Robert Nelson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Brendan Robert Nelson

8 State the nature of the transaction
Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired
120,018

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.00020%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction
£0.4139

14. Date and place of transaction
15 December 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
120,018       0.00020%

16. Date issuer informed of transaction
16 December 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

16 December 2010

Exhibit No 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Stephen Alan Michael Hester

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Stephen Alan Michael Hester

8 State the nature of the transaction

Sale of 450,102 shares effected to meet an immediate income tax and National Insurance liability, which arose on release of 879,458 restricted shares. Mr Hester has retained 429,356 of the released shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

429,356

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00074%

11. Number of shares, debentures or financial instruments relating to shares disposed

450,102

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00078%

13. Price per share or value of transaction

£0.38140

14. Date and place of transaction

20 December 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,463,297                    0.00597%

16. Date issuer informed of transaction

20 December 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Group Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Group Secretary

Date of notification

20 December 2010

Exhibit No 6

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 31 December 2010

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7960Y_-2010-12-31.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 7

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Offering Memorandum to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc U.S.$35,000,000,000 U.S. Medium-Term Note Program dated 31 December 2010

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7962Y_-2010-12-31.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Emete Hassan
Head of Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate
London EC2M 4RB

TEL: + 44 20 7672 1758
FAX: + 44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No 8

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 December 2010:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 Dec 10

Ordinary shares of £0.25	58,458,130,868	1	58,458,130,868
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Non-cumulative Preference Shares of £1 (Series 1)	54,442	1	54,442
Non-cumulative Preference Shares of €1 (Series 2)	784,989	4	3,139,956
Non-cumulative Preference Shares of €1 (Series 3)	9,429	1	9,429
Non-cumulative Preference Shares of £US$0.01 (Series U)	10,130	1	10,130
Series 1 class B shares of £0.01	51,000,000,000	N/A	N/A

Total:	109,459,889,858		58,464,944,825

of which none are held in Treasury.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 January 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary